Exhibit 99.1

Beamr and Bridge Digital Inc. to Deliver “Forever Video” to Broadcasters and Video Streamers

Bridge Digital Inc. to Distribute Beamr’s GPU-Based, High-Performance and Future-Proofed Video Service to News, Sports, and Entertainment Broadcasters and Streamers, along with Other Companies With Large Video Repositories

Herzliya, Israel, Oct. 15, 2024 (GLOBE NEWSWIRE) -- Beamr Imaging Ltd. (NASDAQ: BMR), a leader in video optimization and modernization technology and solutions, today announced a collaboration with Bridge Digital Inc., a proven video technology integrator.

Beamr’s patented, GPU-based and award-winning technology - available through scalable cloud services - significantly reduces video files sizes and live streams by up to 50%, while maintaining the same quality as the original.

Combined with Bridge Digital Inc.’s extensive expertise, Beamr and Bridge Digital Inc. will offer a specialized service for companies and organizations with large-scale video repositories, including news, sports, entertainment and user-generated content for delivery and distribution. Beamr and Bridge Digital Inc. will enable companies that rely on video for their daily operations or manage vast video libraries to achieve “Forever Video” - future-proofing their content to ensure long-term compatibility through efficient, automatic, and scalable processes, all while significantly reducing costs.

Beamr’s high-efficiency, high-quality video service also enables upgrades to AV1 format (AOMedia Video 1) - ensuring long-term compatibility of the videos.

“The collaboration with Bridge Digital Inc. leveraging their extensive expertise in media storage and video management, provides Beamr customers with a streamlined approach to fully benefit from our video pipelines”, said Beamr CEO, Sharon Carmel. He added: “In the expanding video world, companies face rising costs and complexity. Beamr GPU-based services process videos 10X faster at 1/10 the cost of software-based workflows, providing critical value to the broadcasting, streaming, IoT, and edge computing industries.”

“Beamr adds significant value to the process we coined ‘Forever Video’”, said Bridge Digital Inc. CEO, Richie Murray. He elaborated that “Video modernization to AV1 or HEVC (High-Efficiency Video Codec) formats provides remarkable value to companies with large video repositories, ensuring they can be played in the decades to come, secured with high-quality, or transferred to new storage systems if needed”.

Beamr Cloud optimization and modernization service is easily accessible to AWS (Amazon Web Services) and OCI (Oracle Cloud Infrastructure) customers, offering automatic, scalable and cost-efficient video pipelines that are AI ready.

Bridge Digital Inc. is a US-based integrator of video technologies, specializing in improving video workflows. Over more than two decades, they have served dozens of video creators and owners in managing, monetizing, distributing and archiving video repositories effectively and efficiently.

About Beamr

Beamr (Nasdaq: BMR) is a world leader in content-adaptive video optimization and modernization. The company serves top media companies like Netflix and Paramount. Beamr’s inventive perceptual optimization technology (CABR) is backed by 53 patents and won the Emmy® award for Technology and Engineering. The innovative technology reduces video file size by up to 50% while guaranteeing quality.

Beamr Cloud is a high-performance, GPU-based video optimization and modernization service designed for businesses and video professionals across diverse industries. It is conveniently available to Amazon Web Services (AWS) and Oracle Cloud Infrastructure (OCI) customers. Beamr Cloud enables video modernization to advanced formats such as AV1 and HEVC, and is ready for video AI workflows. For more details, please visit www.beamr.com

Forward-Looking Statements

This press release contains “forward-looking statements” that are subject to substantial risks and uncertainties. Forward-looking statements in this communication may include, among other things, statements about Beamr’s strategic and business plans, technology, relationships, objectives and expectations for its business, the impact of trends on and interest in its business, intellectual property or product and its future results, operations and financial performance and condition. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on the Company’s current expectations and are subject to inherent uncertainties, risks, and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s annual report filed with the SEC on March 4, 2024, and in subsequent filings with the SEC. Forward-looking statements contained in this announcement are made as of the date hereof, and the Company undertakes no duty to update such information except as required under applicable law.

Investor Contact:

investorrelations@beamr.com